    As filed with the Securities and Exchange Commission on June 30, 2000

                            Registration No. 333-

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM SB-1
                           REGISTRATION STATEMENT
                                    Under
                         THE SECURITIES ACT OF 1933

                         Yorktownuniversity.com, Inc.
               (Name of small business issuer in its charter)

               Virginia                           8221                  54-1948373
    (State or other jurisdiction     (Primary Standard Industrial      (IRS Employer
 of incorporation or organization)     Classification Code No.)      Identification No.)

                                  P.O. Box 653
                            Yorktown, Virginia 23690
                                  757.873.1100
         (Address and telephone number of principal executive offices)

                                  P.O. Box 653
                            Yorktown, Virginia 23690
(Address of principal place of business or intended principal place of business)

                          Richard J. Bishirjian, Ph.D.
                                  P.O. Box 653
                            Yorktown, Virginia 23690
                                  757.873.1100
           (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                                David G. Edwards
                            Doepken Keevican & Weiss
                             58th Floor, USX Tower
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                  412.355.2743

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE

                                       Proposed
Title of each class of            maximum aggregate          Amount of
securities to be registered       offering price (1)     registration fee
---------------------------       ------------------     ----------------
Common Stock.................         $4,500,000             $1,188
--------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                     SUBJECT TO COMPLETION--June 30, 2000
Prospectus
           , 2000

                         Yorktownuniversity.com, Inc.
                        450,000 Shares of Common Stock

 .  Yorktownuniversity.com is a recently formed       .  This is our initial public offering, and no
   for-profit university which proposes to offer        public market currently exists for our shares.
   through the Internet for-credit college level
   and continuing education courses in the           .  We plan to use the proceeds from this
   humanities and social sciences that reflect          offering to develop, promote and begin
   conservative thinking and philosophies.              operating our online university, including,
                                                        potentially, by acquiring other courses or
 .  Yorktownuniversity.com Inc.                          educational products that are compatible with
   P.O. Box 653                                         our objectives and philosophy, and for other
   Yorktown, Virginia 23690                             working capital purposes.
   757.873.1100
   E-mail address: info@yorktownuniversity.com       .  We are selling our stock on a best efforts
                                                        basis.  This is not an underwritten offering.
 .  Web sites:                                           The offering will continue until January 31,
   www.yorktownuniversity.com                           2001, unless all of the shares are earlier
                                                        sold or we elect in our sole discretion to
The Offering:                                           earlier terminate or extend the offering.

 .  We are offering 450,000 shares at $10 per         .  All subscription funds received will be
   share, with a minimum subscription amount of         held in escrow and not released to us for our
   $1,000 for 100 shares.  No existing shareholders     use unless and until at least 125,000 shares
   are selling shares in the offering. The shares       ($1,250,000) are sold prior to the termination
   are being offered directly by                        of the offering.  If this minimum offering
   Yorktownuniversity.com, principally through the      amount is not achieved, all subscription funds
   Internet.                                            will be returned to the subscribers, without
                                                        interest.

----------------------------------------------------------------------------------------------------
                                     Per Share (1)   Minimum Offering (1)     Maximum Offering (1)
----------------------------------------------------------------------------------------------------
Proceeds to Yorktownuniversity.com:     $10             $1,250,000                $4,500,000
----------------------------------------------------------------------------------------------------

__________________
(1) Excluding estimated expenses of the offering of $75,000, all of which will be borne by Yorktownuniversity.com. See "Use of Proceeds."
     Yorktownuniversity.com does not intend to pay any selling compensation or finders' fees in connection with the offering. See "Plan of Distribution."

This investment involves risks.  See "Risk Factors" beginning on page 5.

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS


Prospectus Summary......................................................      3

The Offering............................................................      4

Risk Factors............................................................      5

Use of Proceeds.........................................................     11

Dividend Policy.........................................................     12

Capitalization..........................................................     12

Dilution................................................................     13

Determination of Offering Price.........................................     14

Management's Discussion and Analysis of Certain Relevant Factors........     14

Business................................................................     14

Management..............................................................     30

Principal Stockholders..................................................     33

Description of Capital Stock............................................     34

Certain Transactions....................................................     36

Shares Eligible for Future Sale.........................................     37

Plan of Distribution....................................................     38

Experts.................................................................     39

Legal Matters...........................................................     39

Additional Information..................................................     39

Index to Financial Statements...........................................    F-1

Annex A - Form of Subscription Agreement................................    A-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. This prospectus contains forward-looking statements, which involve risks and uncertainties. Yorktownuniversity.com's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                          Yorktownuniversity.com Inc.

     Yorktownuniversity.com proposes to establish and operate an online university offering courses in government, business, economics, philosophy and other humanities disciplines taught by leading conservative scholars. Yorktownuniversity.com proposes to offer courses that examine contemporary problems of government, of American society and national security from a deeper, philosophical, and historical tradition than is commonly found in American education. Yorktownuniversity.com proposes to offer college level degree courses and continuing education courses targeted to the following persons:

     . High school and home school students who desire to take college level courses for credit.

     . Adult, working students, ages 24 to 45, seeking the BA degree.

     . Officers and enlisted military personnel taking courses relative to their employment as military professionals.

     . Adults, over the age of 45, seeking intellectual enrichment or engaged in a personal spiritual quest.

     . Traditional college age students enrolled in other four year undergraduate programs taking courses for transfer credit or looking for conservative faculty to guide them in their field of interest.

     Yorktownuniversity.com does not intend to offer courses in all subject areas necessary to earn a college degree, but, rather, to focus on courses in the disciplines catering to the political, economic and social interests of our conservative students. Students entering Yorktownuniversity.com's degree programs must have earned a minimum of 30 academic credits. See "Business - B.A. Programs." Yorktownuniversity.com will seek accreditation for its degree programs from the Department of Education's designated accrediting body for distance education providers, which it anticipates will occur not earlier than three years after beginning operations and will seek accrediting from a regional accrediting body, which it anticipates will occur not earlier than five years after beginning operations.

     We believe that many working adults are seeking degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional and personal obligations. The Internet provides a platform that enables working adult students to attend classes and complete coursework on a more convenient schedule. In addition to offering broader access, we believe that online learning degree programs, such as those proposed to be offered by Yorktownuniversity.com, provide course content and faculty instruction that compare favorably to a traditional campus-based education.

     Yorktownuniversity.com is named for Yorktown, the port city that was the site of the concluding battle of America's War of Independence. There, American and French forces, at land and sea, defeated the British forces under the command of Lord Cornwallis.


                                  The Offering



Common stock offered                    450,000 shares
Offering price                          $10.00 per share
Minimum subscription amount             $1,000 (100 shares)
Subscription                            Subscribers must complete and return the
                                        subscription agreement attached as Annex
                                        A.
Minimum offering                        125,000 shares
Escrow Agent                            Firstar Bank, N.A.
Common stock to be outstanding
  after this offering if all shares
  sold                                  928,166 shares

Use of proceeds                         We plan to use the proceeds from this
                                        offering to develop, promote and begin
                                        operating our on-line university,
                                        including, potentially, by acquiring
                                        other courses or educational products
                                        that are compatible with our objectives
                                        and philosophy, and for other working
                                        capital and general corporate purposes.

          The share information above is based upon shares outstanding as of the date of this prospectus and excludes shares that may be issued upon the exercise of options. Unless otherwise indicated, all information contained in this prospectus reflects the conversion of our outstanding convertible preferred stock into our common stock.

                                 RISK FACTORS

     An investment in Yorktownuniversity.com common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy Yorktownuniversity.com common stock. Our business, financial condition, or results of operations could be adversely affected by any of these risks. The trading price of Yorktownuniversity.com common stock could decline due to any of these risks, and you may lose part or all of your investment.

                         Risks Related to Our Business

We expect to generate operating losses and negative cash flow for the foreseeable future.

     We expect to generate operating losses and negative cash flow for the foreseeable future as we intend to invest heavily to attract more students. We will incur additional expenses for hiring new faculty and counselors, expanding our product offering, and increasing our brand awareness. Accordingly we will need to generate significant revenues to achieve profitability.

We may not be able to attract the number of students needed to generate sufficient revenues to sustain our online university.

     The concept of an online university designed to advance conservative thinking is unique and has not been attempted by any other operator. In particular, we may have difficulty promoting our university to prospective students unless and until it receives accreditation. Consequently, we do not know if our concept will find acceptance. We may be unable to attract the number of students we need to sustain our online university.

We have no operating history by which you can assess our likely performance.

     The Company is newly organized and has no operating history with which to evaluate its likely performance. An investment in the Company involves certain and significant risk factors that prospective investors should consider before subscribing to purchase shares in the Company. Some of these risks relate to our ability to:

     .    recruit faculty
     .    maintain Internet operations
     .    enroll students in degree programs before accreditation
     .    attract, motivate and retain qualified employees
     .    build a management system to manage growth
     .    build and upgrade essential technologies
     .    train staff in complex software systems
     .    train faculty to convert from the classroom to the Internet
     .    program, produce, and launch courses in a timely fashion
     .    attract advertisers to our web site and course templates
     .    manage bookstore operations
     .    process student financial assistance and loans

     We may not be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business and financial results.

We cannot adjust expenses for any particular quarter in response to revenue shortfalls.

     Most of our expenses do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter. Any revenue shortfall would therefore have a disproportionate effect on our expected operating results for that quarter.

Our success depends in part on our ability to develop programs in a cost-effective manner and on a timely basis.

     Our success depends in part on our ability to develop programs in a cost-effective manner, and meet our students' needs in a timely manner. The development of our programs may not be accepted by our students or the online education market. Even if we are able to develop acceptable programs, we may not be able to introduce these programs as quickly as our students require or as quickly as our competitors.

     Capacity constraints or system disruptions to our computer networks could damage our reputation and limit our ability to attract and retain students.

     The performance and reliability of our program infrastructure is critical to our reputation and ability to attract and retain students. Any system error or failure may result in the unavailability of our computer networks. Individual, sustained, or repeated occurrences could significantly damage our reputation and result in a loss of potential or existing students. We cannot assure you that we will be able to expand our program infrastructure on a timely basis sufficient to meet demand for our programs.

     Our computer systems and operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Although we have contracted for redundant server support, our formal disaster recovery plan has never been tested, and business interruption insurance we purchase, if any, may not be sufficient to compensate for losses that may occur. Any interruption to our web host's computer systems or operations could have a material adverse effect on our ability to attract and retain students.

Our computer networks may be vulnerable to security risks that could disrupt our operations and require us to expend significant resources.

     Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks, such as students' grades, our networks may be targeted by hackers. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. Although we intend to continue to implement industry-standard security measures, these measures may be inadequate.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

     In some instances, our instructors may post various articles or other third-party content on the class discussion board. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. We cannot assure you that a third party will not raise a claim against us for the unauthorized duplication of this material. Any of these claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. General liability insurance we purchase, if any, may not cover or be adequate for potential claims of this type and we may be required to alter the content of our classes or pay financial damages.

Our management has never operated a university.

     Although the members of our board and management include seasoned businesspersons and academicians, none of these individuals has experience operating a university. We intend to use a portion of the proceeds of the offering to recruit individuals with such experience. However, we may not be able to attract suitable candidates. If our management team is inadequate, we will likely be unable to effectively and efficiently operate an online university.

We cannot predict our future capital needs, and we may not be able to secure additional financing.

     We may need to raise additional funds in the future to fund our operations, to expand our markets and product offerings, or to respond to competitive pressures or perceived opportunities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to cease our operations, and even if we are able to continue our operations, our ability to increase our students and revenues may be adversely affected.

We depend on licensed technology from third parties and our failure to maintain these arrangements could disrupt our operations.

     We rely on technology licensed from third parties for use in operating and managing our computer networks. We cannot assure you that these technology licenses will continue to be available on commercially reasonable terms, that the technology will operate as intended, or that the technology or appropriate licenses will be available at all. Our failure to maintain relationships with these third-party license providers could disrupt our operations.

Our future growth depends on the continued growth of the Internet.

     Our business relies on the Internet for its success. If the Internet does not develop as an effective online educational delivery system, we may not grow as planned.

     A number of factors could inhibit the growth and acceptance of the Internet, including:

 .  inadequate Internet infrastructure;
 .  security and privacy concerns;
 .  the lack of compelling content; and
 .  the unavailability of cost-effective, high-speed service.

We intend to generate additional revenue by selling advertisements on our Web site and due to our lack of experience in generating advertising revenue and lack of advertising sales personnel this business plan may not be successful.

     To date, we have derived no revenue from advertising. We do not have experience in generating advertising revenue and we do not currently have an advertising sales force. Our ability to successfully generate revenue through advertising may require us to locate third-party experts or specialists who would develop or assist us in developing our advertising business plan. If we are unable to locate these experts or specialists, we may fail to develop an advertising business plan, which could constrain our revenue growth.

If our agreements with various portals and e-commerce Web sites do not perform as expected, it could affect our ability to increase or maintain our enrollments.

     We may rely on agreements with various portals and e-commerce Web sites to attract potential students to our Web site. These relationships may include arrangements relating to the positioning of our brand name on Web browsers and agreements with Internet service providers and portals. We may also rely on other Web site operators that provide links to our Web site. We cannot assure you that the services of those companies that provide access or links to our Web site will achieve market acceptance or commercial success. Accordingly, there can be no assurance that our existing, or future, relationships will result in sustained business relationships, new enrollments, or increased revenues. We believe that our relationships with portals and e-commerce Web sites are important to our ability to attract potential students and advertisers. The failure of one or more of these relationships could significantly reduce leads to our Web site, reduce our enrollments, and limit our revenues.

Our failure to maintain our domain name could negatively impact our business.

     We currently hold Internet domain names. Third parties may acquire substantially similar or conceptually similar domain names that decrease the value of our domain name and trademarks and other proprietary rights which may hurt our business. Internet regulatory bodies generally regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain exclusive rights to our domain name in the United States or in other countries in which we conduct business.

We may be unable to raise needed additional funds in the future.

     We may need to raise additional funds in the future to fund our operations, to finance substantial investments in equipment and management infrastructure we will need for our planned growth and expansion, to respond to competitive pressures and/or perceived opportunities. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, our business and financial results could suffer.


                         Risks Related to Our Industry

The market for online learning is in an early stage and may not continue to develop.

     The market for online learning is in an early stage of development and it currently represents only a small percentage of the overall higher education and training market. The use of online education and training may not increase as we anticipate and our programs may not be accepted by students. Also, some educators are opposed to online education and have the capacity to negatively influence the market for our programs. Some critics have also expressed concerns regarding the perceived loss of control over the educational process that can result from the outsourcing of online campuses and courses. We may be unable to continue to increase our number of students and revenues if the higher education and training market does not more generally accept online learning.

We operate in a highly competitive market with rapid technology changes and we may not have the resources needed to compete successfully.

     Online education is a highly fragmented and competitive market that is subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which have some form of online education programs, to for-profit schools, corporate universities, and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in technologies. Our success will depend on our ability to adapt to these changing technologies. We may not have the resources necessary to compete with the rapidly changing technologies being developed by our competitors.

Changes in the extensive regulations to which we are subject could increase our cost of doing business or affect our ability to grow.

     We are subject to extensive federal and state regulation governing education. New or revised interpretations of the regulations by any of the regulatory entities that determine accreditation or state licensing, could increase our cost of doing business or affect our ability to continue increasing our number of students and revenue.

We are not accredited and our inability to obtain accreditation would significantly reduce demand for our programs.

     The state of Virginia, in which we operate, maintains significant licensing standards and requirements including the requirement of waiting periods before conferring degrees, and scrutiny by the state's Higher Education Council. Moreover, accreditation of educational organizations in the United States is governed by accrediting organizations certified by the Department of Education. Before we may apply for accreditation, we must meet certain accrediting standards which may include having graduated our first degree candidate. Thereafter there are significant reviews and standards that must be met touching on every aspect of the Company's operations. There is no guarantee that the state of Virginia, nor any regional accrediting body, will grant necessary licenses, certification or accreditation.

     Unless and until we are accredited, we will be unable to participate in federal financial aid programs. Department of Defense tuition assistance programs for members of the U.S. military require accreditation by the Distance Education Training Council. The Higher Education Act of 1965 and the related regulations adopted by the U.S. Department of Education impose numerous requirements with which institutions participating in the Title IV programs must comply. Many of the regulations do not explicitly address or account for online education programs and it is not always clear how to apply the regulations to online programs. Moreover, we cannot predict what future regulations the U.S. Department of Education might promulgate that would directly or indirectly affect online education programs.

State regulations for distance education are currently uncertain and may require us to expend significant resources and significantly limit our ability to expand our business.

     Some state regulations for distance education providers are uncertain. We may have to devote significant time and financial resources in order to comply with various state laws and regulations, if states determine to regulate online education or are permitted to tax it. We may not have sufficient resources to comply with any new laws and regulations that may be enacted, which could preclude us from operating in one or more states and could significantly limit our ability to expand our business.

Government regulations relating to the Internet could increase our cost of doing business or affect our ability to grow.

     The increasing popularity and use of the Internet and other online services for the delivery of education may lead to the adoption of new laws and regulations in the U.S. or elsewhere. These new laws could relate to issues such as online privacy, copyright and trademark, sales taxes, and fair business practices or the requirement that online education institutions qualify to do business as a foreign corporation or be licensed as a school in one or more jurisdictions. Any new laws or regulations related to doing business over the Internet could increase our cost of doing business or affect our ability to increase our number of students and revenue.

                         Risks Related to this Offering

We will not have an underwriter to conduct an independent review of this offering.

     The proposed direct public offering will be conducted without an underwriter. Underwriters customarily take appropriate steps to ensure that the information contained in the prospectus is accurate and complete. The underwriter typically participates in the preparation of the prospectus, is independent of the issues and is represented by separate legal counsel. Since there will be no underwriter in this offering, investors will not have the benefit of an independent review and investigation of the prospectus.

There is no market for our shares and you may not be able to sell shares you hold for what you believe is a fair price.

     It is likely that there will be no liquid market for our shares following this offering, and a market for our shares may never develop. We may not have a market maker for our shares, in which case any trading of our shares may prove extremely difficult. Although we intend to explore the possibility of seeking to have our shares included on the OTC Bulletin Board or listed with alternative trading systems, even if we are successful in doing so, there can be no assurance that the volume of trades will be significant. In any of these events, shareholders may not be able to sell their shares when desired, if at all, or may not be able realize what they perceive is fair value for their shares.

The market price of our common stock could fluctuate significantly, subjecting us to securities class action litigation.

     The stock market has experienced extreme price and volume fluctuations and the market prices of securities of Internet-related companies have been particularly volatile. In the past, companies that have experienced such volatility have sometimes been the object of securities class action litigation. Securities class action litigation may result in substantial costs and a diversion of our management's attention and resources.

The market price of our common stock may decline due to shares of our common stock eligible for future sale.

     Upon completion of this offering, existing shareholders will have 928,398 shares of our common stock

     We cannot predict the effect, if any, that sales of our common stock, or the availability of shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price.

You will suffer immediate and substantial dilution by investing in our shares.

     As a result of this offering there will be a substantial and immediate dilution to the subscribers in the shares offered hereby since the net tangible book value will be reduced proportionately per share. Purchasers of our shares in this offering will incur immediate and substantial dilution from the offering price of $10 per share.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of a minimum of 125,000 shares is estimated to be $1,175,000 after deducting estimated offering expenses of not more than $75,000. Certain offering expenses will be paid with the proceeds from existing funds. The net proceeds we will receive from the sale of a maximum of 450,000 shares is estimated to be $4,425,000 after deducting estimated offering expenses of $75,000.

     We intend to use the net proceeds from this offering for general corporate purposes, including to pay marketing expenses and costs necessary to begin operations of the online university and for working capital. The costs to be incurred to enable us to market our online university and to begin operations include the costs of developing our web site, recruiting faculty, administrative and management personnel, paying salaries of faculty and administrative personnel, programming course offerings, paying administrative and officer salaries, leasing administrative offices, purchasing or leasing office furniture, computer equipment and software, direct mail and electronic media
marketing and radio and print advertising.   If we sell more than the minimum
number of shares offered, we expect to be able to be able to program more courses and to more aggressively recruit faculty, including internationally. In addition, we may acquire existing courses or educational products that are compatible with our objectives and philosophy. However, we expect to have sufficient funds to operate for in excess of 12 months even if only the minimum number of shares is sold. Pending the specified use of funds, we intend to invest the net proceeds from this offering in investment grade, interest-bearing securities.

     Following is our estimated use of proceeds in tabular form:

                                           Minimum             Maximum
                                           Offering            Offering
                                          ----------          ----------
     Offering expenses                    $   75,000          $   75,000
     Web site development                     70,000             225,000
     Recruitment                               5,000             100,000
     Programming course offerings            300,000           1,000,000

     Furniture and equipment                  35,000              50,000
     Salaries                                265,000           1,000,000
     Acquisition of existing courses               0             500,000
     Marketing                               400,000           1,300,000
     Working capital                         100,000             250,000
                                          ----------          ----------
               TOTAL                      $1,250,000          $4,500,000


                                DIVIDEND POLICY

     We have never paid dividends and have no expectation of doing so for the foreseeable future.

                                 CAPITALIZATION

     The following table presents the capitalization of the Company as of May 31, 2000, and as adjusted to give effect to the conversion of our convertible preferred stock and the sale of the minimum and maximum number of shares in the offering, less estimated offering expenses.

                                                As adjusted
                                                     for
                                                conversion of    As adjusted      As adjusted
                                                 convertible      for sale of      for sale of
                                                  preferred     minimum shares   maximum shares
                                      Actual      stock (1)           (1)              (1)
Stockholder's Equity:
Common Stock, par value $.001 per
 share, 3,000,000 shares
 authorized; 351,645 shares
 issued and outstanding (actual);
 471,240 shares issued and
 outstanding (as adjusted for
 conversion of convertible
 preferred); 596,240 shares
 issued and outstanding (as
 adjusted for sale of minimum
 shares);  921,240 shares issued
 and outstanding (as adjusted for
 sale of maximum shares)             $ 31,500        $214,166       $1,414,166       $4,664,166

Preferred Stock, par value $.001
 per share, 10,000 shares
 authorized; 172.7 shares issued
 and outstanding (actual); no
 shares issued and outstanding
 (as adjusted for conversion of
 convertible preferred)               172,666           -----            -----            -----

Additional paid-in capital             95,400          95,400           95,400           95,400

Deficit accumulated during
 development stage                   (120,213)       (120,213)        (120,213)        (120,213)

Total stockholders' equity           $179,353        $189,353       $1,389,353       $4,639,353

______________________
(1) Includes an additional 10 shares of convertible preferred stock sold for $1,000 per share in June 2000 that are convertible into 6,926 shares of common stock.

                                    DILUTION

     Our pro forma net tangible book value as of May 31, 2000 was $144,218 or $.31 per share. Our pro forma net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding after giving effect to the conversion of preferred stock into 119,595 shares of common stock. The pro forma net tangible book value per share after this offering will be $4.96, less than the price per share to the public in this offering, based on an initial public offering price of $10 per share. Therefore, purchasers of shares of common stock in this offering will realize immediate dilution of $5.04 per share. The following table illustrates this dilution.

   Initial public offering price per share..............................................               $10.00
        Pro forma net tangible book value per share as of May 31, 2000..................                  .31
        Increase in net tangible book value per share attributable to new investors.....                 4.65
   Pro forma net tangible book value per share after this offering......................                 4.96
   Dilution per share purchased in this offering........................................                 5.04


     The following table presents, on a pro forma basis, as described above, as of May 31, 2000 and based on an initial public offering price of $10 per share, for our existing shareholders and our new investors:

     .  the number of shares of our common stock purchased from us;

     .  the total cash consideration paid;

     . the average price per share paid before deducting estimated underwriting discounts and commissions and our estimated offering expenses; and

     . the average price per share paid by the existing holders of common stock including the holders of common stock after giving effect to the conversion of preferred stock into 119,595 shares of common stock.

                                         Shares Purchased                     Total Consideration                Average
                                    -------------------------              --------------------------             Price
                                    Number            Percent              Number             Percent            Per Share
                                    ------            -------              ------             -------            ---------
Existing shareholders...........      471,240             51.15%           $  204,166           4.34%              $  .43
New investors...................      450,000             48.85%           $4,500,000          95.66%              $10.00
                                      -------             -----            ----------          -----               ------
     Total......................      921,240               100%           $4,704,166            100%              $ 5.11
                                      =======             =====            ==========          ======              ======

     The above tables exclude all outstanding options. See "Management--Stock and Option Awards" and notes to our consolidated financial statements.

                        DETERMINATION OF OFFERING PRICE

     In determining the per share offering price, we took into account our expectations for future revenue and our belief as to what per share price would be acceptable to prospective investors. This price should be considered to have been set arbitrarily. It is not based upon any established criteria of value and no underwriter participated in establishing this price.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

     The following commentary should be read in conjunction with the Financial Statements and notes contained elsewhere in this prospectus.

Overview

     From our inception through the date of this prospectus, our operating activities related primarily to developing a web site, recruiting faculty members, developing a curriculum, meeting state licensing requirements to offer courses for degree credit, recruiting management, and selection of a host for our web site. Since our online university is not expected to commence course offerings until completion of this offering, we have generated no revenues to date. Since inception we have incurred significant expenditures without compensating income, and, as of May 31, 2000, cash on hand had been reduced to $160,363.

     We intend to generate revenues through tuition paid by our students, through sales of books and course materials through our online bookstore, and from Internet advertising on our web site. Particularly in the early years of operations, we expect to incur significant marketing expenses to attract students. By advertising in conservative magazines, on conservative radio programs and web sites, campus conservative newspapers and military newspapers and through development of relationships with conservative home school and politically and educationally active Christian organizations, we expect our advertising to be more cost effective than online universities seeking to appeal to a broader population base. However, due to these and other operating costs, we do not expect Yorktownuniversity.com to become profitable at least through the first three years of operations.

Liquidity and Capital Resources

     Since inception, we have financed our operations and capital expenditures primarily through the sale of convertible preferred stock. We have no lines of credit or other sources of cash except the net proceeds, if any, of this offering.

                                    BUSINESS

Overview

     Yorktownuniversity.com proposes to establish and operate an online college level courses offering for degree credit in government, business and economics, and the humanities disciplines taught by leading conservative scholars. Yorktownuniversity.com proposes to offer college level degree courses and continuing education courses targeted to the following persons:

 .    High school and home school students who desire to take college level courses for advanced placement.

 .    Adult, working students, ages 24 to 45, seeking the BA degree.

 .    Officers and enlisted military personnel taking courses relative their employment as military professionals.

 .    Adults, over the age of 45, seeking intellectual enrichment or engaged in a personal spiritual quest.

 .    Traditional college age students enrolled in other four year undergraduate programs taking courses for transfer credit or looking for conservative faculty to guide them in their field of interest.

The Opportunity for Online Education

     The NCES estimates that in 2001, the number of students enrolled in distance education programs will increase to more than 3,500,000 students. According to NCES, individuals with a college degree, moreover, earn 50% more than those with only a high school diploma. The adult education market is a significant component of the post-secondary education market. The U.S. Department of Education estimated that, for 1996, adults over the age of 24 comprised approximately 6.1 million, or 43%, of the students enrolled in higher education programs. The U.S. Census Bureau estimates that approximately 75% of students over the age of 24 work while attending school. We believe that the market for adult education will continue to prosper as working adults seek additional education and training to update and improve their skills, to enhance their earnings potential, and to keep pace with the rapidly expanding knowledge-based economy. According to a leading analyst in the field, enrollments in web based higher education is growing at an annual rate of 30%. We are in the early stage of development of this aspect of the education marketplace, and early entrants into the marketplace with brand identification and competitive prices will best be able to take advantage of opportunities to grow.

     Many working adults are seeking degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional and personal obligations. The Internet provides a platform that enables working adult students to attend classes and complete coursework on a more convenient schedule.

     According to Nielsen Media Research and NetRatings, there were over 98 million people (35 million U.S. households) with Internet access at the end of 1999, or 43% of all U.S. households over the 24 million households with net access in the first quarter of 1998. U.S. online use has reached a level unanticipated five years previous. According to published industry analysis, in April 2000, 78 million people went online.

     The largest university in the United States, the for-profit, publicly traded, University of Phoenix, has 12,000 students online in a student body of more than 90,000. The University of Maryland's Internet course offerings attract 37,000 students annually. American Military University, which began in 1992 with 18 students and 23 course offerings, now has more than 1,500 students enrolled in its course on military subjects. Jones International University, a for-profit closely held Company, founded in 1993, was the first entirely Internet university to receive U.S. regional accreditation in 1999. In this competitive marketplace, we believe that Yorktownuniversity.com can distinguish itself by courses that are taught by some of the leading conservative scholars in America.

Competition

     Competition for online university education and training will become intense, with, for profit, accredited universities taking the lead, initially, over traditional educational organizations. The University of Phoenix, a for-profit, publicly traded university has more than 90,000 students, of which 12,000 are reported to be enrolled in online degree programs. During its initial development of its online course offerings, University of Phoenix' online enrollment doubled annually. Last year it experienced 60% growth in online enrollments. American Military University, accredited by the Distance Education Training Council, and which, thereby, may process Department of Defense tuition assistance for members of the Armed Services of the United States, has grown from eighteen students in 1992 to more than 1,500 in 1999. Capella University, which recently announced significant financing from the New York investment firm of Forstmann Little, and Jones International University, are also for profit, accredited providers of online college level courses. Tuition costs at Jones International of $600 per undergraduate course are price
competitive with all but a few state subsidized colleges and universities.   The
University of Maryland's online division has close to 32,000 students taking courses online. The state of Michigan recently created an Internet university, and other states are examining this opportunity.

     These online degree programs are designed for increasing numbers of students between the ages of 23 and 45 who seek undergraduate and postgraduate degrees. Working and parenting adults seeking a college education, or advanced training for job advancement are increasingly turning to the Internet to fulfill their educational needs. Providers of online education programs, therefore, must carefully gauge the educational marketplace and design educational programs to fulfill market demands. Efficiencies of the Internet enable online providers to offer narrow, and job specific, education and training at costs substantially lower than traditional education providers. Jones International's emphasis is on communication. Phoenix focuses on business. American Military University offers defense studies. We expect that institutions providing narrow and focused online degree programs will become prominent in higher education in the United States and abroad and will aggressively compete with one another as well as with traditional colleges and universities.

Certificate Programs

     Yorktownuniversity.com will offer individual courses for students seeking degree credits, and courses that are "packaged" in Certificate Programs in Government, Business, Economics, and the Humanities. We believe that elected officials, particularly in state government, state and federal legislators, may require their political appointees to complete one or more of our Certificate Programs, and owners of closely held companies will find our Certificate Programs a valuable means to assure knowledge of the principles of our capitalist system among middle and senior management. Our Certificate Programs are described below:


                                          Certificate Programs
        Faculty                      Government - The American Order                           Affiliation
James McClellan           The American Founding                                  Independent Scholar
William B. Allen          The Federalists                                        Michigan State Univ.
David Fitzsimons          Liberty & Power:  US History to 1865                   University of Rhode Island
H. Lee Cheek, Jr.         American Political Thought                             Lee University
Thomas F. Payne           Church-State Relations since the Founding              Yorktown University
William B. Allen          Dateline 1787                                          Michigan State Univ.
Richard Zeller            Political Correctness                                  Independent Scholar
Linda Raeder              J. S. Mill and Origins of Secular Humanism             Center for U.S. Studies (Wittenberg)
R. J. Bishirjian/H.L.     History of Political Theory                            Yorktown University/Lee University
 Cheek

                                          Certificate Programs
        Faculty                      Government - The American Order                           Affiliation
Gleaves Whitney           Roots of American Order                                Office of Gov. Engler (R-MI)
Marshall De Rosa          Political & Legal Dynamics of the American Civil War   Independent Scholar

        Faculty                  Government - How Conflicts are Resolved                       Affiliation
Atilla Yayla              Democracy in Islamic Countries                         Hacettepe University (Turkey)
Donald Devine             Public Administration                                  Independent Scholar
Kenneth Holland           Presidents & Supreme Court Justices                    Univ. of Memphis
J. Edgens                 Environmental Policy                                   University of Kentucky
Joseph P. Martino         Just War Doctrines                                     Independent Scholar
Angelo Codevilla          History of Ballistic Missile Defense:  JFK to Clinton  Boston University
David Bobb                Rights in Conflict                                     Boston College

        Faculty                          Economics and Business                                Affiliation
Gerald Dwyer              Principles of the Stock Market                         Independent Scholar
Svetozar Pejovich         Comparative Economic Systems                           Texas A & M
Gary Wolfram              Introduction to Political Economy                      Hillsdale College
Douglas K. Adie           Money, Financial Institutions & Markets                Ohio University
Gordon Diem               Fundraising for the Independent Sector                 North Carolina Central University
Eugene Heath              Virtue and Business                                    SUNY-New Paltz
Marlo Lewis               Adam Smith and His World                               Independent Scholar
William Luckey            History of Economic Thought                            Christendom College
Edmund Shanahan           Valuation of Assets                                    Independent Scholar
William Sloane            Communication/Media Law                                Counsel, PA House of Delegates
George Trivoli            Principles of Portfolio Management                     Independent Scholar

        Faculty                      Humanities - Arts & Literature                            Affiliation
Roger W. Cole             History of The English Language                        Univ. of South Florida
Mitchell Kalpakgian       Classics of Children's Literature                      Simpson College
David Mulroy              Classical Mythology                                    University of Wisconsin-Milwaukee
Thomas Landess            Art of the Ghostwriter                                 Independent Scholar
Arthur Pontynen           History of Art                                         University of Wisconsin-OshKosh
Dominic A. Aquila         Introduction to the Fine Arts                          Ave Maria University
Mark Malvasi              American History through Literature                    Randolph Macon College
Edward Levinson           History of Architecture                                Miami/Dade Community College
Larry Schweikart          Western Civilization: 1715 to 2000                     University of Dayton
James Gaston              Western Civilization:  410 AD to 1492                  Franciscan University of Steubenville

        Faculty           Humanities - Philosophy/Religious Studies                            Affiliation
John Lachs                Personal Ethics:  In Love with Life                    Vanderbilt University
H. T. Edmonson            The Ethics of Flannery O'Connor                        Georgia College and State University
James W. Gustafson        Introduction to Philosophy:  The Quest for Truth       Northern Essex Comm. College
Bishirjian/Pontynen       The Christian Calendar                                 Yorktown/University of WI-Oshkosh
Randall Balmer            Religion in American History                           Barnard College, Columbia University

B.A. Programs

     We intend also to enroll students in our B.A. degree programs who have completed successfully a minimum of 10-three credit courses. These B.A. programs are the B.A. in Government and the B.A. in Managerial Economics. Students admitted to these B.A. degree programs will be required to have completed 30 credits in core general education subject areas at accredited educational institutions in the following general education subjects:

     English Composition (3)
     English Literature or Poetry (3)
     Communication Arts (3)
     Principles of Mathematics (3)
     Laboratory or non-laboratory sciences, including computer science (6) Social Sciences (3)
     Humanities or Fine Arts (6)
     Behavioral Sciences, including sociology and psychology (3)

     Yorktownuniversity.com will not offer courses in subjects outside its field of primary interest, and students will be encouraged to take courses outside of the liberal arts and social sciences fields at community colleges and universities near their locale. A minimum of 120 credits for a B.A. degree from Yorktownuniversity.com is required for graduation, of which 60 credits must be earned at Yorktownuniversity.com.

Required Courses for the B.A. in Government:

                              Government Courses

American Founding
Federalist
American Diplomatic History
American Political Thought
Political Correctness
History of Political Theory
Church-State Relations since the Founding
Environmental Policy

                               Economics Courses

Intro. to Political Economy
American Economic History
Principles of the Stock Market

                              Humanities Courses

American History Through Literature
History of the English Language
Religion in American History

                              Humanities Courses

American History Through Literature
History of the English Language
History of Art

Required Courses for the B.A. in Managerial Economics:

                         Managerial Economics Courses

Introduction to Political Economy
Introduction to Accounting
Business History
American Economic History
Monetary & Fiscal Policy
Money, Financial Institutions & Markets
Business Finance
Introduction to the Stock Market

                              Government Courses

American Political Thought
Dateline 1787
Environmental Policy

Tuition

     Pricing our courses at levels high enough to maintain course quality and low enough to attract significant numbers of students is essential to the successful management of Yorktownuniversity.com. At tuition cost of $299 per course, we expect to capture the interest of the discerning educational consumer, and capture a core customer base of students interested in low cost, quality higher education. We intend to offer tuition costs at levels below those offered at other private colleges or universities and are competitive with all educational products in the Internet marketplace. If we become accredited by the Department of Education accrediting agency, the Distance Education and Training Council, which is not expected to occur until the end of the third year of our operations, we intend to raise our tuition fees to $450 per course. See "Business Accreditation."

     Tuition at private colleges and universities can range between $20,000 and $30,000 per year for tuition alone. The cost of attending state colleges and universities, which includes tuition and living expenses, approaches $7,000 to $10,000 annually for all expenses--including a multitude of student fees. We expect to offer annual tuition costs of less than $3,000 for full-time degree candidates.

     The following table shows comparative undergraduate tuition costs:

     University of Phoenix Online   $1,125 per course
                                    $11,250 annual tuition
                                    $216 per week

     American Military University   $750 course

                                    $7,500 annual tuition
                                    $144 per week

     Jones International University $600 per course
                                    $6,000 annual tuition
                                    $115 per week

     Yorktownuniversity.com         $299 per course
                                    $2,990 annual tuition
                                    $58 per week

Philosophical Background

     The National Association of Scholars estimates that, nationwide, only 5% of faculty on America's campuses are political conservatives. Although many Protestant and some Catholic academic institutions require that their faculty be Christian or Catholic, many Christian and Catholic scholars share the socialist economic and antipathetic views towards the American political tradition of the their liberal colleagues at sectarian institutions.

     As Americans have become more conscious of this leftward drift among educators at all levels of the education industry--especially in the last 10 to 15 years--some students and parents have retreated to sectarian colleges and universities, to sectarian secondary schools and to home school programs. A university education in the 19th century, and the 20th century has often meant subjection to the secularization of traditional mores or to competing ideologies promoted by intellectuals; whether it be ethical relativism, atheism, Socialism, Marxism, Communism, feminism, radical egalitarianism, multiculturalism or liberalism. The orientation and culture of contemporary academia often places education second to modern secular religions. We believe that a university education should engage students in a quest for truth, and that this quest should be pursued not only by means of the physical sciences, but by the disciplines of philosophy and theology. Yorktownuniversity.com aspires to reaffirm the beliefs, shared by America's founding generation, and the many modern conservative intellectuals of post-World War II America, that an enduring Constitution of the United States, and the body of knowledge underlying it, is intrinsic to freedom and justice.

Faculty

     Yorktownuniversity.com has recruited leading conservative scholars to serve on its faculty. This group of academicians includes professionals who are currently part of the traditional academic communities, as well as those who have been, but are not currently, associated with other academic institutions. In all cases, they are professional scholars who are pursuing their scholarly interests through their professional writings and research. In many cases, they are providing academic service as members of faculties of other universities and are seeking to reach a broader audience by means of the Internet. Following is a list of those individuals who have agreed to become full-time or part-time members of the Yorktownuniversity.com faculty. Listing the academic affiliations of our faculty does not mean that their respective universities endorse the mission of Yorktownuniversity.com.

     Government

     Thomas F. Payne, Ph.D., Government, Claremont University; J.D. Vanderbilt University, Chair,

     Department of Government, Yorktownuniversity.com.

     Marshall De Rosa, Ph.D., Political Science, University of Houston.

     Linda C. Raeder, Ph.D., Politics, Catholic University; Center for U.S. Studies, Political Science, University of Wittenberg, Germany.

     David J. Bobb, B.A., Political Science, Hillsdale College; Ph.D. Candidate in Political Science, Boston College.

     William B. Allen, Ph.D. Government, Claremont Graduate School; Department of Political Science, Michigan State University.

     Angelo Codevilla, Ph.D., Government. Claremont Graduate School; Department of International Studies, Boston University.

     Kenneth Holland, Ph.D., University of Chicago; Department of Political Science, University of Memphis.

     Atilla Yayla, Ph.D., Ankara University, President, Association for Liberal Thinking, Ankara, Turkey.

     H. Lee Cheek, Jr., Ph.D., Politics. Catholic University; Department of Political Science, Lee University.

     Marlo Lewis, Ph.D., Government, Harvard University.

     Joseph P. Martino, Ph.D., Mathematics, Miami University; Associate Editor, Technological Forecasting & Social Change.

     James McClellan, Ph.D., Government; J.D., Law, University of Virginia; Independent Scholar and former staff director, Separation of Powers Subcommittee, U. S. Senate.

     Donald J. Devine, Ph.D., Political Science, Syracuse University; Independent Scholar and former Director, U.S. Office of Personnel Management.

     H. T. Edmonson III, Ph.D., Political Science, University of Georgia; Department of Political Science and Public Administration, Georgia College and State University.

     Jefferson G. Edgens, Ph.D., Environmental and Natural Resources, Michigan State University; Department of Forestry, University of Kentucky.

     Gordon N. Diem, D.A., Government, Idaho State University; Department of Political Science, North Carolina Central University.

     History

     David Fitzsimons, Ph.D.; Department of History, University of Rhode Island.

     Mark G. Malvasi, Ph.D., History, University of Rochester; Department of History, Randolph-Macon College.

     Larry Schweikart, Ph.D., Political Science, Arizona State University; Department of History, University of Dayton.

     Dominic A. Aquila, Ph.D., History, University of Rochester. Provost, Ave Maria University.

     James R. Gaston, B.A. SUNY-Oswego, M.A., History, SUNY-Cortland, Ph.D. Candidate SUNY-Buffalo; Department of History, Franciscan University of Steubenville.

     Religious Studies

     Randall Balmer, Ph.D., Religion, Princeton University; Ann Whitney Olin Professor of American Religion, Barnard College, Columbia University.

     Law

     William M. Sloane, B.A. York College, M.A., Religion, Liberty University, J.D. Widener University; LL.M. (Labor) Temple University; Ph.D., (Religion) American Bible College and Seminary; Legal Counsel, Pennsylvania House of Representatives.

     English

     Mitchell Kalpakgian, Ph.D., English, University of Iowa; Department of English, Simpson College.

     Thomas Landess, Ph.D., English, University of South Carolina; Office of the Attorney General, South Carolina.

     Languages

     Roger W. Cole, Ph.D., Linguistics and English, Auburn University; Division of Languages & Linguistics, University of South Florida.

     David D. Mulroy, Ph.D., Classics, Stanford University; Department of Languages & Linguistics, University of Wisconsin-Milwaukee.

     Economics

     Douglas K. Adie, Ph.D., Economics, University of Chicago;
     Yorktownuniversity.com.

     Gerald P. Dwyer, Jr., Ph.D., Economics, University of Chicago.

     Gary Wolfram, Ph.D., Economics, University of California-Berkeley; George Munson Professor of Political Economy, Hillsdale College.

     Svetozar Pejovich, Ph.D., Economics, Georgetown University; Department of Economics,
     Texas A & M University.

     William Luckey, Ph.D., Economics, Fordham University; Department of Economics, Christendom College.

     Edmund Shanahan, M.Sc., Finance, University of London, M.B.A., Henley Management College.

     George Trivoli, Ph.D., Economics, University of Virginia.

     Philosophy

     James W. Gustafson, Ph.D., Philosophy, Boston University; Northern Essex Community College.

     F. Eugene Heath, Ph.D., Philosophy, Yale; Department of Philosophy, SUNY-New Paltz.

     John Lachs, Ph.D., Philosophy, Yale University; Department of Philosophy, Vanderbilt University.

     Architecture

     Edward Levinson, AIA, B.A. University of Pennsylvania, M.A., Architecture, University of Pennsylvania.

     Art

     Arthur Pontynen, Ph.D., Art History, University of Iowa; Department of Art, University of Wisconsin-Oshkosh.

     Sociology

     Richard A. Zeller, Ph.D., Sociology, University of Wisconsin; Independent Scholar.

     Two faculty members, Dr. Thomas F. Payne and Dr. Douglas K. Adie, have agreed to serve on a full time basis. Because of the nature of the instructional activity at Yorktownuniversity.com, the distinctions between, and classifications of full-time and part-time faculty are less meaningful than at traditional institutions. The extent of a faculty member's teaching activity will always depend on the student demand, implemented schedules and faculty availability for a particular course or term of instruction. While there will be both full and part-time employees of yorktownuniversity.com, our principal administrators and the academic leadership of the university are full-time. Full-time faculty administrators will head two academic degree programs of the university. As demand warrants, other full-time faculty and staff will be added to support the core academic and administrative activities of the university; however, at its earliest stages of development, full-time faculty leadership, supplemented by a small number of adjunct instructors, will provide instruction. Yorktownuniversity.com believes that it has an abundance of highly qualified, experienced faculty upon which to draw for academic service.

Marketing of Yorktown University Courses

      Our potential students fall into several categories that cross many age groups. See "Business--Overview". Each of the categories of students identified by Yorktownuniversity.com requires a targeted marketing effort involving direct mail and direct e-mail marketing, advertisements in print and electronic media and web advertising.

     Direct marketing aimed at privately-held or family-owned companies that may want management level employees to take academic courses in free market economics is the preferred method for reaching these companies.

     Marketing to reach individual students may focus on advertisements in the following print and web publications:

     .    National business publications
     .    Newsletters and publications of national conservative student organizations
     .    Conservative scholarly journals
     .    Publications of conservative "think tanks"
     .    Internet booksellers
     .    Military, history and conservative book clubs
     .    Military newspapers and publications
     .    Home school publications and mail lists
     . Publications of more than 100 state-based conservative public policy organizations
     .    Publications of privately held companies
     .    Internet search engines
     . Privacy and personal defense publications and organizations, including the National Rifle Association
     .    Quality of life publications that reach older subscribers
     .    Publications at sectarian schools
     .    Conservative campus newspapers

How Students Take Yorktownuniversity.com Courses

     Students interested in taking yorktownuniversity.com courses go to the university's web site, www.yorktownuniversity.com. There they click on "Courses" and survey our course offerings. A syllabus for each course, with course requirements for those taking the course for degree credit, are listed. By clicking on"Faculty," they may access a biographical sketch of faculty teaching the selected course, along with a color photograph of the faculty member.

     When a student decides to enroll in a course, the student goes to "Enroll," where the student may pay tuition of $299 per course by credit card, or by arranging with our customer service associates to pay by check or bank transfer.

     When the transaction is completed, students are given an access code that enables them to enter our course management system. There the student gains access to faculty's recorded lectures, a transcript of those lectures that may be downloaded onto the student's computer and printed, or read live online.

     A library fee of $25 per course enables students to access a database of research resources that may include secondary readings required by faculty teaching the course, or links to other library resources which the student may access during the 10 week period of enrollment.

     Though students progress at their own pace, and on their own time-schedule, students taking a course for degree credit must complete a course within 10 weeks. We recommend that students taking courses for degree credit take no more than two courses at a time.

     Courses identified as "Online Courses" allow students to enroll in a course at any time, proceed at the student's pace, and fulfill course requirements at the expiration of 10 weeks from the day of enrolling. Courses specifically designated as "Directed Readings" operate only on a schedule of five terms a year that follow the calendar year.

     Our faculty will direct our students' readings, assign topics for discussion, monitor discussion groups, oversee the answers to frequently asked questions, participate in interactive class discussions, read term papers and hold office hours during which students enrolled for credit may speak to faculty.

     Many of their courses may be upper level courses for advanced students. Their courses will be challenging and intended to develop the curiosity, intelligence and scholarly skills of their students. Many lectures are based upon the lecturer's original published works and emphasis is given to student's essays, rather than examinations. When examinations are given for students enrolled for degree credit, they are expected to be proctored by independent proctors in the student's locale.


How the University Manages its Courses on the Web

     Yorktownuniversity.com is in the final process of selecting a course management system to service university courses, manage our interactive discussion groups and oversee library functions.

     All systems in the final review provide similar operational features that enable students to benefit from web-based learning opportunities. These features include:

     . Control of course materials by faculty and staff enabling faculty to release class materials according to criteria established by faculty.

     . Communication between faculty and students by e-mail and interactive discussions are to be facilitated by bulletin boards, chatrooms, and other means of web communication without the cost of long distance telephone service.

     . Student progress will be measured not only by examination, but through our management system's ability to monitor class attendance, attendance at interactive discussions, the time a student spends at our web site or on a webpage. The virtual classrooms of the Internet enable university personnel to calculate the actual time a student spends in class, in the library and in communication with faculty and other students. Frequency of time spent on course sites by students can be monitored and essays and term papers may be screened for plagiarism. Quiz and examination questions may be drawn by random selection so that no examination is the same.

     . Interactive discussions between students and students, and faculty and students will occur on prearranged schedules, with bulletin boards, and other means of communication, accessible online for student use. Asynchronous bulletin and conference boards will allow students to submit postings. They then are to enter a searchable archive of questions by students and answers by faculty.

     . Access to central library resources are to be facilitated by the course management system so as to enable students to survey research and other library resources from their home computers.

     . Cross discipline instructional forums may be designed to enable faculty from different disciplines to contribute to student and faculty discussions. Live chat rooms can be assigned by faculty. Course and campus chat rooms will enable students in a course to converse with other students enrolled in the same course as well as others across disciplines.

     . Training modules for faculty and students are to be available to enable students to quickly develop Internet skills necessary to fully utilize our library, course offerings and other features. These training programs will include instruction in the efficient use of Internet search engines, how to open file attachments, downloading free software to hear faculty recorded lectures, and other web systems including video streaming.

     All course management systems now under final review provide scaleable technical architecture that can support thousands of students online.

     Faculty and students can access the university's courses by using the Netscape or Internet Explorer browsers. Other than an Internet browser, there is no special software that students or faculty must install. Both browsers are free to download and upgrade. A computer that has a modem and an Internet service provider is all that is required to teach or take a Yorktownuniversity.com course. Faculty members may use their home computers to create or edit courses, grade students' work, read notes, hold office hours and communicate with other faculty members, students and administrative personnel. Students may use their home computers to take courses, create and send in term papers, take examinations and communicate with other students, faculty and administrative personnel.

Yorktownuniversity.com's Internet Host

     During the early months of operation and at least through the completion of this offering, Yorktownuniversity.com's web site will be co-located on the servers of LMKI, a California-based company with servers located in Virginia. Thereafter, we intend to co-locate our web site on servers maintained by the course management system that is in process of being selected. All three finalists provide 24 hour a day maintenance, and backup assistance, with servers that are scaleable to projected enrollments and capable of servicing 10 courses or 10,000 courses.

Rollout of University Courses

     Yorktownuniversity.com offerings are expected to be introduced on the following schedule:

Year 1                        50

Year 2                        90

Year 3                       105

Year 4                       115

Year 5                       130

     We may expand our course offerings as demand for new courses dictate and as new faculty members are recruited.

Title IV Eligibility

     U. S. Title IV financial assistance is available through the Higher Education Assistance Act of 1965 for students at "accredited" institutions. Educational institutions that seek to process Title IV financial assistance must meet the standards of accrediting organizations chartered by the U.S. Department of Education. These accrediting organizations are organized by discipline, region and on a national basis. Examples of these accrediting organizations include the American Bar Association, a disciplinary organization, the North Cenral Association, Commission on Institutions of Higher Education, a regional organization, and the American Association for Liberal Education, a national association.

     Furthermore, U.S. Department of Education regulations specify that an institution is not eligible to participate in the Title IV Programs if 50% or more of its courses are correspondence courses, or if 50% or more of its regular students are enrolled in the institution's correspondence courses. These regulations currently consider most distance education courses to be correspondence courses if the number of distance education courses exceeds 50% of the courses offered. Yorktownuniversity.com has no current plans to participate in Title IV programs under current regulations. However, should the guidelines change, Yorktownuniversity.com intends to apply for participation in appropriate federal financial aid programs.

Higher Education Regulatory Environment

     Most institutions of higher education must satisfactorily comply with a variety of regulatory standards as established by the states, accrediting agencies and the Department of Education. In order to operate within any state, the institution must obtain approval from the appropriate regulatory authority. Once approved for operation by a particular state, institutions generally move to apply for one of several types of accreditation. Upon receiving accreditation, usually of the regional variety, institutions typically seek approval from the U.S. Department of Education to participate in the Title IV federal financial aid program. Since these processes may take several years to fully satisfy, Yorktownuniversity.com, as a new institution of higher education, must position itself to initially operate without accreditation or certification. The processes that Yorktownuniversity.com anticipates completing are described below. There are four steps or levels of academic certification or accreditation. U.S. Department of Education regional accreditation requires long delay. Yorktownuniversity.com will pursue academic certification or accreditation in all four.

     1.  State Approvals

     Every state regulates the courses that private institutions may offer for degree credit to citizens. Illinois and Virginia have a regulatory process that can lead to approval to offer courses for degree credit in less than a year.
The requirements for achieving operational or degree granting privileges within the various states vary from state to state. Some states take a more consumer protection position, while others impose academic review requirements that resemble those of the accreditation agencies.

     Yorktownuniversity.com applied for approval to offer individual courses for degree credit, to offer courses for degree credit in Certificate Programs and to offer two B.A. degree programs, the B.A. in Government and the B.A. in Managerial Economics, in Virginia in April 2000. In June 2000, Virginia's Higher Education Council granted those approvals. Yorktownuniversity.com will apply for operating authority in the state of Illinois as well.

     Our intention is to operate in that state that best positions our university to meet regional accreditation requirements. Virginia is located in the region where the Southern Association has regional accreditation
jurisdiction.   To date, this association has not accredited an exclusively online institution, even though the agency has indicated a willingness to do so when presented with an appropriate application. In contrast, Illinois is located in North Central Association's region. That agency has already accredited an online institution and appears to be more open in its accreditation approach to Internet education providers. Yorktownuniversity.com has obtained approval from Virginia's Higher Education Council to offer credit courses for degree and certificate programmatic purposes, as well as to enroll students in two baccalaureate degree programs. Similar authority will be sought from the state of Illinois to better position the institution to seek the regional accreditation deemed most desirable for its goals.

     2.  Certification--ACE

     A distance learning provider such as Yorktownuniversity.com may seek to certify its courses in the American Council on Education's Credit Recommendation Service.

     By submitting detailed information about university courses, instructional design, methods of evaluation and qualifications of faculty to ACE, students completing work in ACE-certified courses receive a detailed evaluative transcript. This detailed course transcript describes the course, the number of hours the student devoted to the course and the means by which the student was evaluated.

     A student earning credits in ACE-certified courses may request transfer of credits earned at Yorktownuniversity.com to the college or university where he or she is enrolled. In many cases, ACE certification will improve the chances for transfer credit being awarded for courses taken at an institution that has not yet matured to the point of accreditation eligibility.

     However, there are no guarantees that all for credit courses submitted through ACE's credit recommendation system will be accepted automatically by the colleges and universities where our students are enrolled as full time students. To assist students to obtain credit for courses taken at Yorktownuniversity.com, the university's registrar will instruct students to take information about our course offerings to their college registrars and the chairs of their major departments before enrolling in our courses.

     Because registrars at colleges and universities have a great deal of discretion in accepting or rejecting requests for transfer of credits, ACE credit recommendation, at best, is an interim solution until regional accreditation can be obtained. No assurances can be given that we will ever obtain regional accreditation.

     3.  Accreditation--DETC

     For distance learning providers and correspondence schools, the Department of Education's chartered distance learning accrediting agency is the Distance Education and Training Council. This accrediting agency was founded in 1926, long before the rise of the Internet, to provide certification for correspondence schools. Accreditation by this organization will offer some assurance of credit transferability, and will enable Yorktownuniversity.com to advertise its educational products as an accredited educational institution.

     After two years of operation, the Company may apply for certification by the Distance Education and Training Council. DETC certification enables participating educational organizations to process Department of Defense tuition assistance to students who are members of the U.S. military. Any enlisted person or officer in the U.S. military may receive assistance equal to the 75% of tuition in courses certified DETC.

     The DETC accreditation process occurs over the course of one or more years, and applications may be submitted in January and June of each year.

     We intend to submit application for accreditation by DETC as soon as we are eligible and expect to be accredited by DETC by the end of our third year of operations.

     4.  Accreditation - Regional Associations

     Regional accreditation by agencies in which Yorktownuniversity.com desires membership is an extended and involved process. As a general rule, such complete membership processes are usually three years in duration, at best, and can frequently last as long as five years. In addition to the time required to complete the process, there are a series of eligibility conditions that must be met, such as the graduation of students completing a degree cycle. Consequently, Yorktownuniversity.com does not anticipate obtaining regional accreditation for several years.

     The Southern Association of Colleges and Schools is in process of changing the threshold requirements for candidacy, modifying its criteria for accreditations, and developing pilot programs.

     The North Central Association is in the process of expanding the scope of its accreditation activity to consider for membership institutions that would be chartered, physically located or engaged in significant educational activities in states within its service regions. If these changes are adopted, Yorktownuniversity.com could potentially become eligible for membership consideration by the North Central Association, even though it operates from Virginia. Implementation of these changes could result in regional accreditation becoming more competitive than has traditionally been the case.

     Yorktownuniversity.com's course and programs are designed to compete for several years in the Internet distance learning marketplace without regional accreditation. We believe that we can effectively compete with other online universities because of the quality of our professors, the subjects they teach and the maintenance of low tuition costs. We intend to pursue regional accreditation vigorously, and, if necessary, will move our operations to a state located within the jurisdiction of the regional accreditation association deemed most favorable to our programs.

Facilities

     Facilities for Yorktownuniversity.com constitute administrative offices that represent the functionality and efficiency of the Internet.
Yorktownuniversity.com has no physical classrooms or learning centers where students attend traditional classes.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

     The following table sets forth information regarding the directors, executive officers and other key employees of Yorktownuniversity.com as of May 31, 2000:

     Name                     Age                    Position
     ----                     ---  -------------------------------------------
     Richard J. Bishirjian..   58  President, Chief Executive Officer and
                                   Director

     Paul Weyrich...........   57  Chairman of the Board

     Thomas F. Payne........   53  Acting Chief Operating Officer, Provost
                                   and Chair of Department of Government

     Douglas K. Adie........   60  Chair of Department of Managerial Economics

     Gilbert K. Davis.......   57  Director

     Robert Bradley.........   55  Director

     Robert Callahan........   35  Secretary and Treasurer

     Richard J. Bishirjian, Ph.D., President and CEO, is a businessman and conservative educator. He earned a B.A. from the University of Pittsburgh
(1964), and a Ph.D. in Government and International Studies from the University of Notre Dame (1972) under the direction of Gerhart Niemyer. He did advanced study with Michael Oakeshott at the London School of Economics (1968/69) and studied Sanskrit at the Southern Asia Institute, Columbia University (1978).
Dr. Bishirjian taught at universities and colleges in Indiana, Texas and New York from 1968 to 1981. He is the author of a history of political theory and editor of A Public Philosophy Reader that was cited by the Intercollegiate Studies Institute as one of the best studies of conservatism. Dr. Bishirjian is the author of more than thirty professional essays and reviews. Appointed to the Office of the President-Elect in 1980, he served as a Team Leader with responsibility for the National Endowment for the Humanities, and was appointed by President Reagan as Acting Associate Director of the United States International Communication Agency, now USIA. He served on the staff of the United States Senate. He was president and founder of World News Institute, and Associate Director of Boston University, College of Communication. Beginning with the fall of the Berlin wall, he worked in Eastern and Central Europe as a privatization consultant and/or partner with major corporations. In 1996 he served as privatization consultant to the County of Allegheny, Pittsburgh, Pennsylvania. His previous experience in distance learning includes management of Boston University College of Communication's continuing education seminars to government and business executives in the Washington, DC area. In 1999 he launched American Academy of Privatization <www.mrprivat.com> an Internet-based distance learning program of lectures on privatization topics that is offered free of charge to public executives in state and municipal governments. Dr. Bishirjian has been a member of the Philadelphia Society since 1975 and serves as an Editorial Advisor to the quarterly journal, Modern Age.

     Paul Weyrich, Chairman of the Board, is an education industry innovator, intellectual entrepreneur, and conservative proponent of democratic government who founded, and is president of, the Free Congress Research and Education Foundation. Among his many accomplishments, Mr. Weyrich is the creator of National Empowerment Television, founder of the American Legislative Exchange Council, founding president of The Heritage Foundation, and national chairman of Coalitions for America. Mr. Weyrich is a member of the Amtrak Reform Council, appointed to a five-year term by the Majority Leader of the United States Senate in February 1998, and was member of the Board of Directors of AMTRAK from 1989-
93. In 1973 he was co-founder of the Republican Study Committee of the U.S. House of Representatives. In 1990, Mr. Weyrich was ordained a deacon of the Melkite Greek Eparchy of Newton.

     Thomas F. Payne, Ph.D., J.D, Professor of Government, earned an A.B. degree in History at the University of Notre Dame, a Ph.D. in Government from Claremont Graduate School, and a J.D. at Vanderbilt University School of Law. From 1983-87 Dr. Payne was an Associate Professor of Political Science at Hillsdale College. He left college teaching to earn a J.D. degree from Vanderbilt, and served as clerk to Justice Danny J. Boggs at the U.S. Court of Appeals for the Sixth Circuit. He was an associate with Cravath, Swaine & Moore from 1991-93, and with Fellheimer, Eichen & Braverman from 1993-94. He is licensed to practice in New York and Ohio and has been admitted to the bar of the United States Court of Appeals for the Sixth Circuit. He has been a trial attorney in Cincinnati, Ohio since 1995.

     Douglas K. Adie, Ph.D., Professor of Economics, has taught Economics at Ohio University since 1968. He earned a B.A. (Honors) from McMaster University in Economics and Mathematics (1963) and a Ph.D. in Economics from the University of Chicago (1968). He was supervised in his dissertation by three Nobel prize winners in Economics: Milton Friedman (1976), George Stigler (1982), and Robert Mundell (1999). He has published numerous books and articles in professional journals on postal economics, minimum wages, privatization and monetary history. He has testified before Congressional Committees on the unemployment effects of minimum wages and the advisability of privatizing the US Postal Service. He has taught in MBA programs in Malaysia, Borneo, Hong Kong and India. From 1983-85 he was the Visiting George F. Bennett Chair in Economics at Wheaton College. He has been a member of the Mt. Pelerin Society since 1976 and has been listed by the Heritage Foundation as a policy expert since 1984.

     Gilbert K. Davis is partner with the law firm of Davis & Stanley, Fairfax, Virginia. Mr. Davis earned a B.A. from Cornell College in 1964 and a J.D. from the University of Virginia School of Law in 1969. He directed two state agencies in Iowa following graduation from college. Before entering law school, he was a teacher of American history in the public schools of Iowa City, Iowa and he is currently president of the Fairfax, Virginia based Para-Legal Institute. Mr. Davis was Assistant United States Attorney for the Eastern District of Virginia from 1969 to 1973 and is admitted to practice before the Supreme Court of the United States, the District of Columbia Superior Court, the Supreme Court of Virginia and many other federal district and circuit courts. Mr. Davis has tried cases in 20 states and the District of Columbia. He was Associate Editor of the 1969 revision of the Virginia Lawyer Handbook and authored the Criminal Trial Manual for the United States Attorney's office in the Eastern District of Virginia. Mr. Davis was chairman of the Young Republican Federation of Virginia in 1973-74, and served as Parliamentarian for the White House Conference on Small Business in 1986. He has instructed trial lawyers in various aspects of litigation at numerous seminars, and is in demand as a public speaker. Mr. Davis also served as an MSNBC TV news analyst. He is a member of the Virginia State Bar and the American Trial Lawyers Association. During a distinguished legal career, Mr. Davis brought the first prosecution under the Clean Air Act and the first prosecution of an aircraft hijacker. Mr. Davis obtained for a client the largest judgment in Kentucky history. He also prosecuted the first Nixon administration official - the Director of the United States Marshall Service -- to go to prison, and brought the first civil case
against a sitting President of the United States (Jones v. Clinton).    He
successfully argued before the United States Supreme Court, which unanimously held that a sitting President is not immune from prosecution for personal misconduct.

     Robert Bradley has served as the president and chief executive officer of Bradley, Foster & Sargent, Inc., an investment management firm, since 1994. He is also a founder, principal and portfolio manager of the firm. He is a member of the firm's Investment Committee and serves on the Board of Directors. Bradley, Foster & Sargent, Inc. provides professional, high quality, individually-tailored investment management services to individuals, families, firms and smaller institutions. The firm has approximately $485 million in assets under management with offices in Hartford, Connecticut and Wellesley, Massachusetts. Prior thereto, from 1993 to 1994, Mr. Bradley served as a vice president of Conning and Company, from which he was responsible for spinning off its investment management group to form Bradley, Foster & Sargent, Inc. In 1985, Mr. Bradley helped to found Boston Private Bank & Trust Company and served as its first president and chief executive officer from 1986 through 1992.
Prior thereto, Mr. Bradley spent 14 years with Citicorp, including assignments in the Middle East, Africa, and Germany. During his last five years at Citicorp, he served as vice president in the Investment Management Group in New York and London. He graduated from Williams College in 1966 and served as an officer in the U.S. Navy including a tour in Vietnam in 1969 and 1970. In 1971, he received his Masters in international economics from Fletcher School of Law and Diplomacy at Tufts University. Mr. Bradley serves as chairman of the board of Directors of Massachusetts Family Institute and Massachusetts Foundation for the Family. He is also a Trustee on the Board of Gordon College and serves as treasurer of the Board of Missions at Park Street Church, Boston.

     Robert Callahan has served as the vice president of finance and administration of the Free Congress Research and Education Foundation in Washington, DC since October 1998, having previously served as its controller from January 1998 to September 1998. Prior to joining Free Congress, Mr. Callahan served as accounting manager for the National Association of Home Builders from 1995 to 1997. From 1991 to 1995, he served as assistant controller of the National Governors' Association. Prior thereto, from 1988 to 1991, Mr. Callahan was associated with the accounting firm of Thomas Havey & Co. in Washington, DC. He has served in leadership positions with various organizations outside his career and job over the years, including the Institute of Management Accountants Suburban Maryland Chapter, the Prince George's County Civic Federation, and the Knights of Columbus. Mr. Callahan was elected to the Prince George's County Board of Education in 1998, where he serves as an advocate for conservative views in public education. He lives in Bowie, Maryland. He is a graduate of the University of Maryland and a native Washingtonian. Mr. Callahan is a certified public accountant.

Board Committees

     The audit committee is primarily responsible for reviewing audited financial statements and accounting practices of Yorktownuniversity.com and for considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is chaired by Robert Bradley. Mr. Davis also serves on this committee. The compensation committee is primarily responsible for reviewing and approving the compensation and benefits for our key executive officers, administering our employee benefit plans and making recommendations to the board regarding such matters. The compensation committee is chaired by Gilbert Davis. Mr. Bradley also serves on this committee.

Director Compensation

     Directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. No fees are paid to Directors.

Compensation Committee Interlocks and Insider Participation

     Messrs. Davis and Bradley serve on the compensation committee. No interlocking relationship exists between the board or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board regarding such matters.

Employment Agreement

     In June 2000, Yorktownuniversity.com entered into an employment agreement with Richard J. Bishirjian, Ph.D., its president and chief executive officer, for a three year term, contingent upon the successful conclusion of the Company's stock offering, and subject to automatic renewal unless terminated by either party. The agreement provides for the payment to him of annual compensation of up to $100,000 plus employee health insurance and other benefits valued at $25,000 and bonuses to be based upon mutually agreed upon revenue goals of up to 100% of his base annual salary. If the agreement is terminated other than for "just cause," Dr. Bishirjian is entitled to a severance payment equal to the greater of twice his total annual compensation as of the date of termination or $250,000. The agreement also contains customary non-competition and non-solicitation provisions.

Stock and Option Awards

     From inception through the date of this prospectus, we issued a total of 9,340 shares of its common stock and options to purchase an additional 4,700 shares at our exercise price of $10.00 per share, to its advisors, consultants, and each of its faculty members, generally in units of 100 shares with options to purchase an additional 100 shares, as inducement for joining the faculty or for other service.


                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock by:

     .  our chief executive officer, other executive officers and directors;

     .  all directors and executive officers as a group; and

     . each person known to us to own beneficially more than 5% of our outstanding shares.

     A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days. The shares listed in this table below under "Number of Shares Underlying Options" include shares issuable upon the exercise of options that are presently exercisable or will become exercisable within 60 days.

     As of the date of this prospectus, there were 478,166 shares of our common stock outstanding, after giving effect to the conversion of all shares of preferred stock into common stock. To calculate a stockholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the stockholder is considered to beneficially own. Shares underlying options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ.


                                             Percent as        Percent         Percent
                             Number of         of the          assuming        assuming
                            outstanding        date of         minimum         maximum
Name of Beneficial Owner      Shares      this prospectus      offering        offering
------------------------    -----------   ---------------      --------        --------
Richard J. Bishirjian,           179,285           37.5%            29.7%          19.3%
 Ph.D.

Free Congress Research
 and Education                   131,851           27.6%            21.9%          14.2%
 Foundation (1)


The Leadership                    34,632            7.2%             5.7%           3.7%
 Institute

Paul Weyrich                       3,463            0.7%             0.6%           0.4%

Thomas F. Payne                      850            0.2%             0.1%           0.1%

Douglas K. Adie                      850            0.2%             0.1%           0.1%

Gilbert K. Davis                  27,706            5.8%             4.6%           3.0%

Robert Bradley                     3,463            0.7%             0.6%           0.4%

Robert Callahan                        0              -                -              -

All directors and
 executive officers
 as a group                      215,617           45.1%            35.7%          23.2%

_____________________
(1) Free Congress Research and Education Foundation's president is Paul Weyrich, a member of our board of directors.


                          DESCRIPTION OF CAPITAL STOCK

General

     Yorktownuniversity.com is authorized by its Articles of Incorporation to issue an aggregate of 3,000,000 shares of common stock, $.001 par value per share, and 10,000 shares, $.001 par value per share, of preferred stock.

Common Stock

     As of the date of this prospectus, our outstanding common stock consisted of 478,398 shares of common stock, after giving effect to the conversion of all shares of preferred stock into common stock upon the closing of this offering, held by stockholders of record. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote, and do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to our outstanding preferred stock.

     No preemptive, conversion, redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

     Upon the commencement of this offering, we will have no outstanding shares of preferred stock. Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 10,000 shares of preferred stock. We have no plans to issue a new series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring control.

Indemnification of Directors and Officers

     Our articles of incorporation provide that our directors and officers shall be, and at the discretion of the board of directors non-officer employees and agents may be, indemnified by us to the fullest extent authorized by Virginia law, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of Yorktownuniversity.com, and further permit the advancing of expenses incurred in defense of claims.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Yorktownuniversity.com pursuant to the foregoing provisions, or otherwise, Yorktownuniversity.com has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Yorktownuniversity.com of expenses incurred or paid by a director, officer or controlling person of Yorktownuniversity.com of expenses incurred or paid by a director, officer or controlling person of Yorktownuniversity.com in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Yorktownuniversity.com will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Limitation of Liability

     Under the Virginia Stock Corporation Act, the liability of an officer or director for a single transaction in a proceeding brought by or in the right of a corporation or on behalf of shareholders is limited to damages not exceeding the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws, as a limitation on or elimination of the liability of the officer or director; or (2) the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director may not be so limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     Our Articles of Incorporation include a provision eliminating, to the fullest extent permitted by law, the personal liability of directors.

Anti-Takeover Provisions

     Under the Virginia Control Share Acquisition statute, a person who makes a bona fide offer to acquire, or acquires, shares of stock of a Virginia corporation that when combined with shares already owned, would increase the acquirer's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all shareholders (except the acquirer and officers and inside directors of the corporation) in order to vote the shares acquired. The statute does not apply to mergers pursuant to a merger or plan of share exchange effected in compliance with the relevant provision of the Virginia Act. The Control Share Acquisition statute permits a Virginia corporation to elect not to be governed by these provisions by including such an election in its articles of incorporation or bylaws, and does not apply to companies with less than 300 shareholders. We have decided not to be governed by the Control Share Acquisition statute in its Articles of Incorporation since Yorktownuniversity.com, Inc. does not believe such provisions are in keeping with our commitment to free trade, and the efficient operation of markets.

     Virginia's Affiliated Transactions statute provides that if a person acquires 10% or more of the stock of a Virginia corporation without the approval of its board of directors (an "interested shareholder"), such person may not engage in certain transactions with the corporation, including a merger and purchase or sale of greater than 5% of the corporation's assets or voting stock, for a period of three years, and then only with the specified supermajority shareholder vote, disinterested director approval or fair price and procedural protections. Virginia's statute includes certain exceptions to this prohibition. For example, if a majority of disinterested directors approves the acquisition of stock or the transaction prior to the time that the person became an interested shareholder, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested shareholder, the prohibition does not apply.

Transfer Agent

     The transfer agent for our common stock is Firstar Bank, N.A.


                              CERTAIN TRANSACTIONS

Management Fees

     As of May 31, 2000, management fees totaling $4,700 have been paid to CMP International Consulting, Inc., whose President is also our Chief Executive Officer, for services rendered in organizing Yorktownuniversity.com, securing Internet domain registrations, recruiting Faculty, making applications for state licenses, and administering our offering of shares to the public. In June 2000, the Board approved payment of management fees of $20,300 for an eight month period during which CMP International Consulting will manage university affairs.

Sales of Stock to Insiders

     On July 19, 1999, we issued for cash and contributed services the following shares of common stock at a price of $.089 per share to Yorktownuniversity.com's founders:

Purchaser                                               Number of Shares
Richard J. Bishirjian, Ph.D.                                  175,822
Free Congress Research and Education Foundation (1)           131,851
The Leadership Institute                                       34,632
________________________
(1) Free Congress Research and Education Foundation's president is Paul Weyrich, a member of our board of directors.

     In May and June 2000, we sold 183 shares of our convertible preferred stock at a price of $1,000 per share ($182,666 in total). These shares will be converted into 126,521 shares of common stock effective upon completion of the offering. The following table shows the beneficial ownership of these shares by our executive officers and directors and each person who beneficially owns 5% or more of these shares. See also the table under "Principal Stockholders," which shows the ownership of our common stock by our executive officer, directors and 5% stockholders upon the conversion of these shares into common stock.

                                                    Percentage
                       Number of Shares           Of Outstanding
                        Of Convertible              Convertible
Name                      Preferred                  Preferred
----------------------------------------------------------------------
Gilbert K. Davis              40                        21.9%
Chad Long                     10                         5.5%
John Engelhart                20                        10.9%
Wilhelm Maier                 10                         5.5%
William Dahling               30                        16.4%
Tony Barr                     10                         5.5%
----------------------------------------------------------------------

Other Agreements with Insiders

          We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require
Yorktownuniversity.com to indemnify such individuals to the fullest extent permitted by Virginia law.


                       SHARES ELIGIBLE FOR FUTURE SALE

     All of the 478,166 shares of common stock currently outstanding or issuable through the conversion of currently outstanding preferred stock upon completion of the offering are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of certain holding periods under Rule 144, subject to the volume, manner of sale and other limitations of Rule
144.  Subject to certain restrictions
applicable to affiliates, upon the lapse of these restrictions, these shares will become freely tradable. Sales of substantial amounts of these or other shares of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

     In addition, as of the date of this prospectus, there were outstanding options to purchase 4,900 shares of common stock. We may register the shares of common stock issued, issuable or reserved for issuance under our option plans as soon as practicable following the date of this prospectus.

                              PLAN OF DISTRIBUTION

Best Efforts Offering

     We will offer the shares on a best efforts basis. We intend to offer and sell shares directly thorough our web site. None of our directors, officers or employees who assist us in this process will receive any additional compensation for their efforts. We expect to promote the offering through word of mouth to leaders of various conservative organizations, conservative religious organizations and home school associations, direct mailings to targeted members of such organizations or associations and the placement of advertisements with periodicals targeted to such audiences. We have no intention of entering into agreements with selling agents to offer and sell our shares.

How to Subscribe

  You may subscribe to purchase shares by completing and signing the subscription agreement which accompanies this prospectus and mailing or delivering it to the escrow agent or, if you have subscribed for shares through the selling agent, as the selling agent directs, together with payment in full for all shares subscribed for. To be accepted, your subscription must be forwarded to the escrow agent or the selling agent before the expiration of the offering. You must pay the full subscription price when you return the subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received.

  You should make your check payable and return your subscription agreement to:

                        Firstar Bank, N.A., escrow agent
                               425 Walnut Street
                             Cincinnati, Ohio 45202
                            Attention: Brian George

     If you have any questions about this offering, please call (757) 873-1100 or visit our web site and register your name, telephone number and the best time to call. Our representative will return your call within one business day.

Delivery of Share Certificates

     As soon as practicable following our acceptance of your subscription, we will mail you a certificate evidencing the shares you have purchased.

Escrow of Funds and Acceptance of Subscriptions

     All subscription funds received in the offering will be deposited in a non-interest bearing escrow account with Firstar Bank, N.A., as escrow agent. These funds will be held in the escrow account until released to us upon our acceptance of subscriptions, which is expected to occur initially upon the sale of the minimum number of shares and thereafter not more often than weekly. We may elect to accept or reject any or all of the subscriptions in the offering for any reason. If the minimum number of shares is not sold or we decline to accept subscriptions, the escrow agent will promptly return the escrowed funds directly to the subscribers.

                                    EXPERTS

     Our financial statements as of May 31, 2000, and for the period then ended, included in this prospectus, have been audited by Goodman & Company, L.L.P., independent auditors as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by counsel to Yorktownuniversity.com, Doepken Keevican & Weiss Professional Corporation, 58th Floor, USX Tower, 600 Grant Street, Pittsburgh, Pennsylvania 15219.

                            ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Yorktownuniversity.com and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's Internet site at http://www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

                         Yorktownuniversity.com, Inc.

                         INDEX TO FINANCIAL STATEMENTS

                                                             Page

Report of Independent Accountants                            F-2

Financial Statements:

Balance Sheet as of May 31, 2000                             F-3

Statement of Operations for the Period Ended May 31, 2000    F-4

Statement of Changes in Stockholders' Equity for the
  Period Ended May 31, 2000                                  F-5

Statement of Cash Flows for the Period Ended May 31, 2000    F-6

Notes to Financial Statements                                F-7

                         REPORT OF INDEPENDENT AUDITORS


The Directors and Stockholders
Yorktownuniversity.com, Inc.
(A Development Stage Enterprise)
Norfolk, Virginia


      We have audited the accompanying balance sheet of Yorktownuniversity.com, Inc. (A Development Stage Enterprise) as of May 31, 2000, and the related statement of operations, stockholders' equity and cash flows from inception, July 19, 1999, to the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yorktownuniversity.com, Inc. (A Development Stage Enterprise) as of May 31, 2000, and the results of its operations and cash flows from inception, July 19, 1999, to the period then ended in conformity with generally accepted accounting principles.


/s/ Goodman & Company, L.L.P.


Norfolk, Virginia
June 14, 2000

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

May 31, 2000

               ASSETS

Cash                                                      $160,363
Travel advances - related party                                835
                                                          --------
                                                           161,198
                                                          --------
Property and equipment
  Office equipment                                           1,498
  Less accumulated depreciation                               (250)
                                                          --------
                                                             1,248
                                                          --------
Deferred offering costs                                   $ 35,135
                                                          --------
                                                          $197,581
                                                          --------
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                          $  9,950
Due to related party                                         8,278
                                                          --------
                                                            18,228
                                                          --------
Stockholders' equity
  Common stock, $.001 par value, 3,000,000
   shares authorized, 351,645 shares
   outstanding                                                 352
  Series A convertible preferred stock, $.001
   par value, 10,000 shares authorized, 172.66
   shares outstanding                                             -
  Additional paid-in capital                               299,214
  Deficit accumulated during development stage            (120,213)
                                                          --------
                                                           179,353
                                                          --------
                                                          $197,581
                                                          ========

    The accompanying notes are an integral part of this financial statement.

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF OPERATIONS

Period Ended May 31, 2000

Revenues
  Interest income                                        $     526
                                                         ---------
Operating expenses
  Contributed services                                      95,400
  Organization costs                                        14,300
  Administrative fee                                         7,150
  Supplies and equipment                                     1,217
  Legal expenses                                               980
  Office supplies                                              721
  Other                                                        685
  Depreciation and amortization                                250
  Telephone                                                     36
                                                         ---------
                                                           120,739
                                                         ---------
Net loss before income taxes                              (120,213)
  Income tax expenses                                            -
                                                         ---------
  Net loss                                                (120,213)
                                                         ---------
Weighted average common shares outstanding                 351,645
                                                         ---------
Net loss per share - basic and diluted                   $   (0.34)
                                                         =========

   The accompanying notes are an integral part of this financial statement.

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period Ended May 31, 2000

                                                                                 Deficit
                                                                               Accumulated
                                             Series A   Series A   Additional     During
                            Common   Common  Preferred  Preferred   Paid-In    Development
                            Shares   Stock    Shares      Stock     Capital       Stage        Total
                         -----------------------------------------------------------------------------


Inception, July 19, 1999   $351,645  $352          -        $-     $ 31,148     $       -     $  31,500

Proceeds from issuance
 of Series A Convertible
 Preferred Stock                  -     -     172.66         -      172,666             -       172,666

Net loss                          -       -        -         -            -      (120,213)     (120,213)

Contributed services              -       -        -         -       95,400             -        95,400
                           --------    ----   ------        --     --------      ---------    ---------
                            351,645    $352   172.66        $-     $299,214      $(120,213)   $ 179,353
                           ========    ====   ======        ==     ========      =========    =========

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CASH FLOWS

Period Ended May 31, 2000

Cash flows from operating activities
  Net loss                                                                                  $(120,213)
  Adjustments to reconcile to net cash used
    by operating activities:
    Depreciation and amortization                                                                  250
    Contributed services                                                                       101,900
    Changes in:
       Travel advances                                                                            (835)
       Accounts payable                                                                          9,950
       Due to related party                                                                      8,278
                                                                                            ----------
       Net cash used by operating activities                                                      (670)
                                                                                            ----------
Cash flows from investing activities
  Purchase of property and equipment                                                            (1,498)
                                                                                            ----------
Cash flows from financing activities
  Proceeds from issuance of common stock                                                        25,000
  Proceeds from issuance of Series A Convertible Preferred stock                               172,666
  Deferred offering costs                                                                      (35,135)
                                                                                            ----------
          Net cash provided by financing activities                                            162,531
                                                                                            ----------
Net increase in cash                                                                           160,363

Cash at beginning of period                                                                          -
                                                                                            ----------
Cash at end of period                                                                       $  160,353
                                                                                            ==========
Supplemental disclosure of non-cash investing
  and financing activities

  At inception, July 19, 1999, $6,500 of common stock was issued to a related party in exchange for services rendered related to the organization of the Company.

  During the period ended May 31, 2000, $95,400 of common stock was issued for contributed services.

  The accompanying notes are an integral part of this financial statement.

YORKTOWNUNIVERSITY.COM, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2000

NOTE 1 - BUSINESS ORGANIZATION

     Yorktownuniversity.com, Inc. (the "Company"), was formed in July, 1999 in Virginia. The Company intends to establish and operate an online university offering courses in the humanities and social sciences disciplines. During the development stage, the Company has undertaken efforts to complete its organization and raise capital, recruit faculty and develop curriculum for its course offerings, obtain accreditation and eligibility from appropriate state and federal agencies, develop its internet-delivery system, and initiate its marketing plans.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Method of Accounting and Basis of Presentation

     The accounting and reporting policies of the Company conform to generally accepted accounting principles.

     Cash and Cash Equivalents

     For the purpose of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities for the reported periods. Actual results could differ from those estimates and assumptions.

     Credit Risk

     Financial instruments which potentially subject the Company to concentration of credit risk consists principally of cash. The Company mitigates this risk by placing its cash with high credit quality financial institutions. The Company has, at times, deposits at financial institutions in excess of FDIC insurance limits.

     Income Taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis in organization costs and start-up costs for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of those differences which will be deductible when the differences are settled.

                         (Notes continued on next page)

Advertising

Advertising costs are expensed as incurred.

     Organization and Start-up Costs

     Organization and start-up costs are expensed as incurred.

     Property and Equipment

     Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the following estimated useful lives:

              Assets                Lives
              ------                -----
           Office equipment        5 years


NOTE 3 - DEFERRED OFFERING COSTS

     Deferred offering costs include printing, communication, travel and legal costs associated with the planned offering of common stock. If the offering is successful, the costs will be netted against the offering proceeds in stockholders' equity. If not, they will be expensed in the period the offering is aborted.


NOTE 4 - INCOME TAXES

     The deferred tax assets include the following:

Deferred tax assets:
 Organization and start-up costs                       $ 40,966
 Less valuation allowance                               (40,966)
                                                       --------
                                                       $      -
                                                       ========

     Net operating losses for income tax return purposes have not yet been incurred, as the Company's operations have not yet commenced.

                         (Notes continued on next page)

NOTE 5 - OTHER COMMITMENTS AND CONTINGENCIES

     In June 2000, the Company entered into an employment agreement with its president and chief executive officer, for a three year term, contingent upon the successful conclusion of the Company's stock offering and subject to automatic renewal unless terminated by either party. The agreement provides for the payment of annual compensation (base salary of $100,000 plus employee health insurance and other benefits valued at $25,000) and bonuses to be based upon mutually agreed upon revenue goals of up to 100% of base annual salary. If the agreement is terminated other than for "just cause," he shall be entitled to a severance payment equal to the greater of twice his total annual compensation as of the date of termination or $250,000.


     From inception through May 31, 2000, the Company issued a total of 9,540 shares of common stock and options to purchase an additional 4,700 shares at an exercise price of $10.00 per share, to advisors, consultants and faculty members, generally in units of 100 shares with options to purchase an additional 100 shares, as inducement for joining the faculty or for other services.


     The Company applies Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for these stock options against earnings. For those companies applying APB 25, FASB Statement No. 123, Accounting for Stock-Based Compensation, requires certain pro-forma disclosures of net income and earnings per share. Net loss and loss per share computed under FASB Statement No. 123 do not materially differ from the amounts reported.

     All options have five-year terms and vest immediately. Pursuant to terms of the options, the option exercise price equals or exceeds the market price of the stock as of the date the option is granted. The following is a summary of the Company's stock option activity, and related information:

                                                        Weighted -
                                                         Average
                                                         Exercise
                                     Options              Price
                                     -------            ----------
Outstanding - inception                   -              $    -
Granted                               4,700               10.00
Exercised                                 -                   -
Forfeited                                 -                   -
                                     ------              ------
Outstanding - end of year             4,700              $10.00
                                     ======              ======
Exercisable - end of year,
  December 31, 1999                   4,700              $10.00
                                     ======              ======


                                   * * * * *

                                                                         Annex A

                             SUBSCRIPTION AGREEMENT

Firstar Bank, N.A.
425 Walnut Street
Cincinnati, Ohio 45202
Attention: Brian George

Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.001 (the "Shares"), of Yorktownuniversity.com, Inc., a Virginia corporation ("Yorktownuniversity.com"), indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Yorktownuniversity.com's offering of Shares
described in the Prospectus dated [          ], 2000, as may be supplemented
from time to time ("Supplements"), which Prospectus and Supplements, if any, accompany this Subscription Agreement.

     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $10.00 per share and has delivered to our escrow agent, Firstar Bank, N.A., with this Subscription Agreement a check made payable to "Firstar Bank, N.A., escrow agent."

     The undersigned acknowledges receipt of a copy of our Prospectus, as supplemented by any Supplements.

     The undersigned acknowledges that we may accept or decline the undersigned's subscription for any reason whatsoever.



                                                     _______________________________________
______________ Shares ($_______________)             Please print name(s) of subscriber(s)
subscribed for (minimum of 100 Shares and
 total  subscription price of $1,000                 _______________________________________
                                                     Signature of subscriber

______________________________________               _______________________________________
How Shares are to be held if this is a               Signature of co-subscriber
 co-investment, e.g., as joint tenants
 (with right of   survivorship) or                   _______________________________________
 tenants-in-common
                                                     ______________________________________
                                                     Address

_______________________________________              ______________________________________
 Social Security or Tax I.D. number(s)               Date



                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.   Indemnification of Directors and Officers.

     Section 13.1-697 of the Virginia Stock Corporation Act (the "Virginia Act") provides as follows:

     A. Except as provided in subsection D of this section, a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

          1.   He conducted himself in good faith; and
          2.   He believed:
               a. In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and
               b. In all other cases, that his conduct was at least not opposed to its best interests; and
          3. In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     B. A director's conduct with respect to an employee benefit plan for a purpose he believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of paragraph 2b of subsection A of this section.

     C. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     D.   A corporation may not indemnify a director under this section:

          1. In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          2. In connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

     E. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Section 13.1-698 of the Virginia Act provides as follows:

          Unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

     Under Section 13.1-702 of the Virginia Act, unless limited by a company's articles of incorporation, an officer is entitled to mandatory indemnification on the same basis as a director. The Virginia Act further makes provisions for the advancement of expenses of officers and directors, and for any such individual to make application to the court for advances, reimbursement or indemnification.

     The Company's Articles of Incorporation provide that any person who is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person of whom he or she is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by the Virginia Act against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. This right of indemnification includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided that if the Virginia Act require, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. The Company, by action of its Board of Directors, may but is not be obligated, to provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

     It is a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Virginia Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company.


     The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Virginia Act.


Item 2.   Other Expenses of Issuance and Distribution.

     SEC filing fee.................  $ 1,188
     Printing and Mailing expenses..  $20,000 *
     Legal fees and expenses........  $25,000 *
     Accounting fees and expenses...  $ 7,500 *
     Blue Sky fees and expenses.....  $12,000 *
     Miscellaneous..................  $ 9,312 *

     Total..........................  $75,000 *
----------------
     *Estimate


Item 3.   Undertakings.

     The Company hereby undertakes to:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act;
          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
          (iii) Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Item 4.    Unregistered Securities Issued or Sold within One Year.

     In July 1999, the Company issued for cash and contributed services 351,645 shares to its founders in reliance upon the exemption provided by Section 4 (2) of the Securities Act of 1933, as follows:

                                                  Number of      Purchase
                Purchaser                           Shares         Price
                ---------                         ---------      --------
Richard J. Bishirjian, Ph.D.                       175,822        $ 3,605
Free Congress Research and Education Foundation    131,851        $ 2,895
The Leadership Institute                            34,632        $25,000

     In May and June 2000, the Company sold for cash 183 shares of its Series A convertible preferred stock at a price of $1,000 per share ($183,000 in the aggregate) to the following accredited investors in reliance upon the exemption provided by Rule 506 of Regulation D:

     Gilbert Davis                  Cowles M. Spencer II
     Richard J. Bishirjian          Lincoln Warrell
     Chad Long                      Paul Garman
     Steve Bouknight                James Hinish
     John Engelhart                 Robert Bradley
     Tom Cantrell                   Nancy Anthony
     Paul Weyrich                   Walter Weld
     Wilhelm Maier                  J. Edward Pawlick
     William Dahling                William Russell
     Tony Barr                      George Trivoli
     Lorenz Hart

     In June 2000, the Company issued 9,340 shares of its common stock and options to purchase an additional 4,500 shares at an exercise price of $10.00 per share to each of its faculty members and certain other persons, generally in units of 100 shares and options to purchase an additional 100 shares, as inducement for joining the faculty or providing other assistance. In the aggregate, the Company issued 9,340 shares and options to purchase an additional 4,500 shares. These securities were issued in reliance on the exemption provided by Rule 701 under the Securities Act of 1933. The following pesons received securities:

     Carole Scott           John Sites               John Cobb
     Mason Conner           Theophilos Mantzanas     Linda Raeder
     Thomas F. Payne        Steve Pejovic            Gleaves Whitney
     Talmadge Watson        Atilla Yayla             Marshall De Rosa
     Thomas Landress        Dominic Acquila          David Bobb
     Angelo Codevilla       Gerald Dwyer             David Mulroy
     James Gaston           Jefferson Edgens         Donald Devine
     Henry Edmondson        William Luckey           Marlo Lewis
     Joseph P. Martino      Gary Wolfram             Gordon Diem
     Richard Zeller         Mark Malvasi             David Fitzsimons
     Mitchell Kalpakgian    H. Lee Cheek             John Lachs
     Kenneth Holland        Gerald Gunderson         Roger W. Cole
     Larry Schweikart       Thomas F. Payne          Randall Balmer
     Edmund Shanahan        James Gustafson          William Sloane
     Douglas Adie           Arthur Pontynen          George Trivoli
     Edward Levinson        James McClellan
     William B. Allen       Eugene Heath

     Item 6.    Description of Exhibits.

     1.1  Amended and Restated Articles of Incorporation

     2.1  By-laws

     4.1  Form of Subscription Agreement (included as Annex A to the Prospectus)

     9.1  Form of Escrow Agreement between the Company and Firstar Bank, N. A.

    10.1  Consent of Goodman & Company, L.L.P., certified public accountants

    11.1  Opinion of Doepken Keevican & Weiss Professional Corporation*

    12.1  Yorktownuniversity.com, Inc. 2000 Stock Option Plan
___________________________
* To be filed by amendment.

                                   SIGNATURES

     In accordance with the requirements of he Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the County of York, Commonwealth of Virginia on June 29, 2000.

                              Yorktownuniversity.com, Inc.

                              By  /s/ Richard J. Bishirjian
                                  -------------------------------------
                                  Richard J. Bishirjian, Ph.D.
                                  President and Chief Executive Officer


                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard J Bishirjian and Robert Callahan and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents of any of them, or any substitute or substitutes, lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Name and Signature                     Position                 Date
--------------------------  ------------------------------  -------------
/s/Paul Weyrich             Chairman of the Board and       June 29, 2000
--------------------------  Director
Paul Weyrich


/s/Richard J. Bishirjian    President, Chief Executive      June 28, 2000
--------------------------  Officer and Director
Richard J. Bishirjian       (principal executive officer)


/s/Robert Callahan          Treasurer and Secretary         June 29, 2000
--------------------------  (principal financial and
Robert Callahan             accounting officer)


/s/Gilbert K. Davis         Director                        June 29, 2000
--------------------------
Gilbert K. Davis

/s/Robert Bradley           Director                        June 29, 2000
--------------------------
Robert Bradley